Exhibit 99.1

Bell Canada
1 Carrefour Alexander-Graham-Bell
Building A7
Verdun, Québec
H3E 3B3

Michel Lalande
Senior Vice-President – General Counsel &
Corporate Secretary – BCE & Bell
Telephone: 514 391-8386
Facsimile: 514 766-8161
 michel.lalande@bell.ca

February 11, 2016

TO:	All Canadian Securities Regulatory Authorities
SUBJECT:	Notice and record date in connection with the BCE Inc. 2016 Annual General Shareholder Meeting

This is to advise that the Board of Directors of BCE Inc. has fixed March 14, 2016 as the record date for the determination of common shareholders entitled to receive notice of, and vote at, its 2016 Annual General Shareholder Meeting to be held on April 28, 2016 at 9:30 a.m. (Eastern Time), at the Palais des congrès, 1001 Place Jean-Paul-Riopelle, Montreal, Quebec. March 14, 2016 will also be the beneficial ownership determination date.

BCE Inc. (i) is not sending proxy-related materials directly to non-objecting beneficial owners (NOBOs), and (ii) intends to pay for proximate intermediaries to send the proxy-related materials to objecting beneficial owners (OBOs).

Furthermore, the April 28, 2016 meeting is being classified as annual general and not “special meeting” as defined in NI 54-101.

Notice and Access Requirements:

Issuer using notice-and-access for registered holders:	Yes
Issuer using notice-and-access for beneficial holders:	Yes
Notice-and-access stratification criteria:	N/A

Yours truly,

(s) Michel Lalande